 Exhibit 99.2
Consolidated Statements of Comprehensive Income
(unaudited)
	Three months ended March 31
($ millions)	2023	2022
Revenues and Other Income

Gross revenues (note 3)	12 272	14 469

Less: royalties (note 3)	(358)	(1 132)

Other income (note 4)	342	14
	12 256	13 351
Expenses

Purchases of crude oil and products	4 069	4 352

Operating, selling and general	3 424	3 088

Transportation and distribution	391	370

Depreciation, depletion, amortization and impairment	1 516	1 471

Exploration	42	39

Gain on disposal of assets (note 10)	(314)	(2)

Financing expenses (note 6)	414	185
	9 542	9 503
Earnings before Income Taxes	2 714	3 848
Income Tax Expense (Recovery)

Current	738	976

Deferred	(76)	(77)
	662	899
Net Earnings	2 052	2 949
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	52	(56)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes	42	392
Other Comprehensive Income	94	336
Total Comprehensive Income	2 146	3 285
Per Common Share (dollars) (note 7)

Net earnings – basic and diluted	1.54	2.06

Cash dividends	0.52	0.42
See accompanying notes to the condensed interim consolidated financial statements.
46   2023 First Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	March 31 2023	December 31 2022
Assets

Current assets

Cash and cash equivalents	1 128	1 980

Accounts receivable	6 435	6 068

Inventories	5 230	5 058

Income taxes receivable	293	244

Assets held for sale (note 11)	799	1 186
Total current assets	13 885	14 536

Property, plant and equipment, net	63 448	62 654

Exploration and evaluation	1 995	1 995

Other assets	1 779	1 766

Goodwill and other intangible assets	3 565	3 586

Deferred income taxes	84	81
Total assets	84 756	84 618
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	3 776	2 807

Current portion of long-term lease liabilities	357	317

Accounts payable and accrued liabilities	7 283	8 167

Current portion of provisions	588	564

Income taxes payable	193	484

Liabilities associated with assets held for sale (note 11)	340	530
Total current liabilities	12 537	12 869

Long-term debt (note 6)	9 791	9 800

Long-term lease liabilities	2 918	2 695

Other long-term liabilities	1 244	1 642

Provisions	9 886	9 800

Deferred income taxes	8 431	8 445

Equity	39 949	39 367
Total liabilities and shareholders’ equity	84 756	84 618
See accompanying notes to the condensed interim consolidated financial statements.
2023 First Quarter   Suncor Energy Inc.   47

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended March 31
($ millions)	2023	2022
Operating Activities

Net Earnings	2 052	2 949

Adjustments for:

Depreciation, depletion, amortization and impairment	1 516	1 471

Deferred income tax recovery	(76)	(77)

Accretion (note 6)	133	78

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	3	(146)

Change in fair value of financial instruments and trading inventory	30	(74)

Gain on disposal of assets (note 10)	(314)	(2)

Share-based compensation	(203)	56

Settlement of decommissioning and restoration liabilities	(133)	(91)

Other	(6)	(70)

Increase in non-cash working capital	(1 963)	(1 022)
Cash flow provided by operating activities	1 039	3 072
Investing Activities

Capital and exploration expenditures	(1 086)	(1 011)

Capital expenditures on assets held for sale	(42)	(19)

Acquisitions (note 10)	(712)	—

Proceeds from disposal of assets (note 10)	737	2

Other investments and acquisitions (note 10)	(19)	(14)

Increase in non-cash working capital	(119)	(31)
Cash flow used in investing activities	(1 241)	(1 073)
Financing Activities

Net increase in short-term debt	962	71

Repayment of long-term debt (note 6)	(5)	(233)

Lease liability payments	(82)	(84)

Issuance of common shares under share option plans	36	79

Repurchase of common shares (note 8)	(874)	(827)

Distributions relating to non-controlling interest	(4)	(2)

Dividends paid on common shares	(690)	(601)
Cash flow used in financing activities	(657)	(1 597)
(Decrease) Increase in Cash and Cash Equivalents	(859)	402

Effect of foreign exchange on cash and cash equivalents	7	(8)

Cash and cash equivalents at beginning of period	1 980	2 205
Cash and Cash Equivalents at End of Period	1 128	2 599
Supplementary Cash Flow Information

Interest paid	159	141

Income taxes paid	1 231	1 092
See accompanying notes to the condensed interim consolidated financial statements.
48   2023 First Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	2 949	2 949	—

Foreign currency translation adjustment	—	—	(56)	—	(56)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $123	—	—	—	392	392	—
Total comprehensive (loss) income	—	—	(56)	3 341	3 285	—

Issued under share option plans	91	(11)	—	—	80	2 612

Repurchase of common shares for cancellation (note 8)	(358)	—	—	(469)	(827)	(21 698)

Change in liability for share repurchase commitment	(89)	—	—	(196)	(285)	—

Share-based compensation	—	8	—	—	8	—

Dividends paid on common shares	—	—	—	(601)	(601)	—
At March 31, 2022	23 294	609	758	13 613	38 274	1 422 165
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	2 052	2 052	—

Foreign currency translation adjustment	—	—	52	—	52	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $12	—	—	—	42	42	—
Total comprehensive income	—	—	52	2 094	2 146	—

Issued under share option plans	35	1	—	—	36	832

Repurchase of common shares for cancellation (note 8)	(334)	—	—	(540)	(874)	(19 936)

Change in liability for share repurchase commitment (note 8)	(20)	—	—	(21)	(41)	—

Share-based compensation	—	5	—	—	5	—

Dividends paid on common shares	—	—	—	(690)	(690)	—
At March 31, 2023	21 938	577	1 026	16 408	39 949	1 318 367
See accompanying notes to the condensed interim consolidated financial statements.
2023 First Quarter   Suncor Energy Inc.   49

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability World Index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
50   2023 First Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues(1)	4 384	5 622	734	1 015	7 156	7 823	(2)	9	12 272	14 469

Intersegment revenues(1)	1 683	1 848	—	—	17	32	(1 700)	(1 880)	—	—

Less: Royalties	(272)	(985)	(86)	(147)	—	—	—	—	(358)	(1 132)
Operating revenues, net of royalties	5 795	6 485	648	868	7 173	7 855	(1 702)	(1 871)	11 914	13 337

Other income (loss)	115	7	32	68	156	(110)	39	49	342	14
	5 910	6 492	680	936	7 329	7 745	(1 663)	(1 822)	12 256	13 351
Expenses

Purchases of crude oil and products(1)	408	453	—	—	5 354	5 482	(1 693)	(1 583)	4 069	4 352

Operating, selling and general	2 421	2 212	133	108	650	559	220	209	3 424	3 088

Transportation and distribution	270	293	21	23	109	63	(9)	(9)	391	370

Depreciation, depletion, amortization and impairment	1 138	1 105	127	129	220	212	31	25	1 516	1 471

Exploration	35	31	7	8	—	—	—	—	42	39

Gain on disposal of assets	—	(2)	(1)	—	(11)	—	(302)	—	(314)	(2)

Financing expenses	161	91	18	23	14	12	221	59	414	185
	4 433	4 183	305	291	6 336	6 328	(1 532)	(1 299)	9 542	9 503
Earnings (Loss) before Income Taxes	1 477	2 309	375	645	993	1 417	(131)	(523)	2 714	3 848

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	738	976

Deferred	—	—	—	—	—	—	—	—	(76)	(77)
	—	—	—	—	—	—	—	—	662	899
Net Earnings	—	—	—	—	—	—	—	—	2 052	2 949
Capital and Exploration Expenditures(2)	810	668	138	83	125	132	13	128	1 086	1 011

(1)
Prior period amounts have been revised for certain gross revenues and purchases of crude oil and products. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

(2)
Excludes capital expenditures related to assets held for sale of  $42 million for the three months ended March 31, 2023 (March 31, 2022 – $19 million).

2023 First Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities and geographical regions:
Three months ended March 31	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel(1)	4 832	—	4 832	5 688	—	5 688

Bitumen	1 235	—	1 235	1 782	—	1 782
	6 067	—	6 067	7 470	—	7 470
Exploration and Production

Crude oil and natural gas liquids	458	271	729	563	443	1 006

Natural gas	—	5	5	—	9	9
	458	276	734	563	452	1 015
Refining and Marketing

Gasoline	2 818	—	2 818	3 033	—	3 033

Distillate	3 786	—	3 786	3 845	—	3 845

Other	569	—	569	977	—	977
	7 173	—	7 173	7 855	—	7 855
Corporate and Eliminations(1)
	(1 702)	—	(1 702)	(1 871)	—	(1 871)
Total Revenue from Contracts with Customers	11 996	276	12 272	14 017	452	14 469

(1)
Prior period amounts have been revised for certain gross revenues and purchases of crude oil and products. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

4. Other Income (Loss)
Other income consists of the following:
	Three months ended March 31
($ millions)	2023	2022
Energy trading and risk management	279	(93)

Investment and interest income	59	32

Other(1)	4	75
	342	14

(1)
The three months ended March 31, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

52   2023 First Quarter   Suncor Energy Inc.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended March 31
($ millions)	2023	2022
Equity-settled plans	5	8

Cash-settled plans	96	198
	101	206
6. Financing Expenses
	Three months ended March 31
($ millions)	2023	2022
Interest on debt	197	195

Interest on lease liabilities	46	39

Capitalized interest	(58)	(37)
Interest expense	185	197

Interest on partnership liability	12	13

Interest on pension and other post-retirement benefits	6	10

Accretion	133	78

Foreign exchange loss (gain) on U.S. dollar denominated debt	3	(146)

Operational foreign exchange and other	75	33
	414	185
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
7. Earnings per Common Share
	Three months ended March 31
($ millions)	2023	2022
Net earnings	2 052	2 949
(millions of common shares)
Weighted average number of common shares	1 329	1 433

Dilutive securities:

Effect of share options	2	2
Weighted average number of diluted common shares	1 331	1 435
(dollars per common share)
Basic and diluted earnings per share	1.54	2.06
2023 First Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
8. Normal Course Issuer Bid
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
During the first quarter of 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 11.6 million under the 2023 renewed NCIB at an average price of $43.85 per share, for a total repurchase cost of $874 million.
During the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which was equal to approximately 5% of Suncor’s issued and outstanding common shares.
During the first quarter of 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 14.6 million under the 2022 renewed NCIB at an average price of $38.12 per share, for a total repurchase cost of $827 million.
The following table summarizes the share repurchase activities during the period:
	Three months ended March 31
($ millions, except as noted)	2023	2022
Share repurchase activities (thousands of common shares)

Shares repurchased	19 936	21 698
Amounts charged to:

Share capital	334	358

Retained earnings	540	469
Share repurchase cost	874	827
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	March 31 2023	December 31 2022
Amounts charged to:

Share capital	156	136

Retained earnings	235	214
Liability for share purchase commitment	391	350
54   2023 First Quarter   Suncor Energy Inc.

9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2022	(65)

Cash settlements – received during the year	(101)

Changes in fair value recognized in earnings during the year	62
Fair value outstanding at March 31, 2023	(104)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2023:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	45	45	—	90

Accounts payable	(138)	(56)	—	(194)
	(93)	(11)	—	(104)
During the first quarter of 2023, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At March 31, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2022 – $9.8 billion) and the fair value was $9.8 billion (December 31, 2022 – $9.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
2023 First Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
10. Asset Transactions and Valuations
Oil Sands
Acquisition of Additional Ownership Interest in Fort Hills:
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Under the governing agreements, Fort Hills remains under joint control between Suncor and TotalEnergies EP Canada Ltd. (TotalEnergies Canada). Suncor maintains its proportionate share of Fort Hills in the consolidated financial statements.
The acquisition has been accounted for as a business combination using the acquisition method. The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.
($ millions)
Accounts receivable	35

Inventory	37

Property, plant and equipment	1 149

Other assets(1)	6
Total assets acquired	1 227
Accounts payable and accrued liabilities	(102)

Lease liabilities	(284)

Decommissioning provision	(83)

Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712

(1)
Other assets include $3 million of cash and cash equivalents.

The additional working interest in Fort Hills contributed $52 million to gross revenues and a $35 million net loss to consolidated net earnings from the acquisition date to March 31, 2023.
Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss to consolidated net earnings, which would have resulted in gross revenues of $12.3 billion and consolidated net earnings of $2.0 billion for the three months ended March 31, 2023.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before tax).
56   2023 First Quarter   Suncor Energy Inc.

11. Assets Held For Sale
In the first quarter of 2023, the company reached an agreement for the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in the second quarter of 2023.
In the third quarter of 2022, the company reclassified the assets and liabilities related to its U.K. operations as assets held for sale. The U.K. operations are reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at March 31, 2023:
March 31
($ millions)	2023
Assets

Current assets	138

Property, plant and equipment, net	372

Exploration and evaluation	289
Total Assets	799
Liabilities

Current liabilities	(115)

Provisions	(225)
Total Liabilities	(340)
Net Assets	459
12. Subsequent Event
Subsequent to the first quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies Canada, which holds a 31.23% working interest in Fort Hills, and a 50% working interest in the Surmont in situ asset (Surmont), as well as certain other associated assets. The acquisition is for cash consideration of $5.5 billion, before closing adjustments and other closing costs, with the potential for additional payments of up to an aggregate maximum of $600 million, expiring after five years and conditional upon Western Canadian Select (WCS) benchmark pricing and certain production targets. Subject to closing, the transaction will have an effective date of April 1, 2023. The Surmont in situ project is operated by ConocoPhillips Canada, which holds the remaining 50% working interest. Under the terms of the Surmont joint venture arrangements ConocoPhillips Canada has certain pre-emptive rights including a right of first refusal on the 50% Surmont working interest. Closing of the transaction is anticipated to occur in the third quarter of 2023 and is subject to waiver of the right of first refusal on the Surmont working interest and other customary closing conditions, including regulatory approvals.
This transaction, together with the acquisition of the additional 14.65% interest in Fort Hills in the first quarter of 2023, would make Suncor the sole owner and operator of Fort Hills.
2023 First Quarter   Suncor Energy Inc.   57